UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

Tarena International, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G8675B 105
(CUSIP Number)

Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

with a copy to:

Judie Ng Shortell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center, 5 Dongsanhuan Zhonglu
Chaoyang District, Beijing, 100020
People’s Republic of China
Telephone: +86-10-5828-6318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D
CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Talent Fortune Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023, as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 28, 2023 (the “Form 20-F”).  If the percentage ownership of the Reporting Person was to be calculated in relation to the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 4.8%, based on 53,808,116 Ordinary Shares outstanding as of February 28, 2023, as reported in the Form 20-F.  The voting power of the Issuer’s outstanding Ordinary Shares beneficially owned by the Reporting Person represents 2.2% of the voting power of all Class A and Class B Ordinary Shares, based on 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023, as reported in the Form 20-F.

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Talent Fortune Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR China Growth Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Associates China Growth L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR China Growth Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,849 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,559,849 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,559,849 Shares

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,559,849 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,559,849 Shares

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,559,849 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,849 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following amendment constitutes Amendment No. 8 (the “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 22, 2015, as amended by (i) Amendment No. 1, which was filed with the SEC on July 23, 2015, (ii) Amendment No. 2, which was filed with the SEC on September 8, 2017, (iii) Amendment No. 3, which was filed with the SEC on October 12, 2017, (iv) Amendment No. 4, which was filed with the SEC on May 3, 2021, (v) Amendment No. 5, which was filed with the SEC on December 1, 2021, (vi) Amendment No. 6, which was filed with the SEC on December 19, 2023, and (vii) Amendment No. 7, which was filed with the SEC on January 5, 2024 (collectively, the “Schedule 13D”).

Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have the meanings provided in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

As further discussed in Item 6 below, on January 19, 2024, Talent and the Issuer entered into a Share Repurchase Agreement (the “SRA”) pursuant to which Talent agreed to sell to the Issuer 5,119,698 Class A Ordinary Shares to the Issuer at a per share price of US$0.2.

Of the 5,119,698 Class A Ordinary Shares to be sold by Talent to the Issuer, 2,559,849 Class A Ordinary Shares were sold on January 23, 2024 after the closing conditions in the SRA were satisfied.  The remaining 2,559,849 Class A Ordinary Shares are expected to be sold on February 26, 2024, subject to certain closing conditions being satisfied.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Talent directly beneficially owns 2,559,849 Class A Ordinary Shares.  The shares that Talent directly beneficially owns represent 5.5% of the Class A Ordinary Shares outstanding.  Talent has sole voting and dispositive power over the Class A Ordinary Shares it directly owns.

Each of Talent Holdings (as sole shareholder of Talent), KKR CGF (as controlling shareholder of Talent Holdings), KKR Associates (as the general partner of KKR CGF), KKR China Growth (as the general partner of KKR Associates), KKR Group Partnership (as the sole shareholder of KKR China Growth), KKR Group Holdings (as the general partner of KKR Group Partnership), KKR Group (as the sole shareholder of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the Series I preferred stockholder of KKR & Co.), and Messrs. Kravis and

Roberts (as the founding partners of KKR Management) may be deemed to beneficially own the securities that are beneficially owned by Talent.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Talent for its directly held shares) that it is the beneficial owner of any Class A Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any Class A Ordinary Shares except as described herein.

(c)  Except as set forth on in the table below and as described in Items 4 and 6, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in the Class A Ordinary Shares in the past 60 days.  The table below sets forth the transactions effected by the Reporting Persons with respect to the Class A Ordinary Shares during the past sixty days in addition to the sale of Class A Ordinary Shares described in Items 4 and 6.  All transactions set forth in the table below were sales of Class A Ordinary Shares in the form of ADSs in the open market.  One ADS represents five Class A Ordinary Shares.  The weighted average price per ADS excludes commissions.

Reporting Person	Trade Date	Number of ADSs Sold	Weighted Average Price per ADS

Talent	November 24, 2023	2,888	US$1.3503

Talent	November 27, 2023	17,221	US$1.3085

Talent	November 28, 2023	28,720	US$1.3076

Talent	November 29, 2023	5,767	US$1.2482

Talent	November 30, 2023	3,427	US$1.2183

Talent	December 1, 2023	2,468	US$1.2100

Talent	December 4, 2023	1,746	US$1.2482

Talent	December 5, 2023	1,201	US$1.1600

Talent	December 6, 2023	18,257	US$1.1088

Talent	December 7, 2023	26,644	US$1.0044

Talent	December 8, 2023	35,190	US$1.0171

Talent	December 11, 2023	16,639	US$1.0100

Talent	December 12, 2023	3,280	US$0.9871

Talent	December 14, 2023	7,500	US$0.9000

Talent	December 22, 2023	17,447	US$1.2347

Talent	December 26, 2023	43,700	US$1.2176

Talent	December 27, 2023	3,400	US$1.1756

Talent	December 28, 2023	11,195	US$1.1664

Talent	December 29, 2023	3,751	US$1.0757

Talent	January 2, 2024	35,310	US$1.0222

Talent	January 3, 2024	13,079	US$1.0120

Talent	January 4, 2024	13,651	US$1.0001

Talent	January 8, 2024	662	US$1.0000

Talent	January 9, 2024	28,170	US$1.0095

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Share Repurchase Agreement

On January 19, 2024, Talent and the Issuer entered into a Share Repurchase Agreement (the “SRA”) pursuant to which Talent agreed to sell to the Issuer 5,119,698 Class A Ordinary Shares to the Issuer at a per share price of US$0.2.  Under the SRA, the sale will occur on two separate dates.  The first closing for the sale and repurchase of 2,559,849 Class A Ordinary Shares will take place on the fifth business day following the date of the SRA (the “First Closing”).  The second closing of the sale and repurchase of the remaining 2,559,849 Class A Ordinary Shares will take place on the fifth business day following February 19, 2024 (the “Second Closing”).  Each of the First Closing and Second Closing is subject to certain closing conditions set forth in the SRA, including the condition that Talent has received payment from the Issuer for the Class A Ordinary Shares to be sold at each of the First Closing and Second Closing.

Talent and the Issuer agreed to accelerate the timing of the First Closing and the First Closing occurred on January 23, 2024.  The Second Closing is expected to occur on February 26, 2024, subject to certain closing conditions being satisfied.

The description of the terms of the SRA are qualified in their entirety by reference to the SRA that is listed in Item 7 and is incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement dated December 19, 2023, by and among the Reporting Persons, previously filed.

Exhibit B	Powers of Attorney for Henry R. Kravis and George R. Roberts, previously filed.

Exhibit C	Share Purchase Agreement dated June 13, 2015, by and among Talent, the GS Sellers, and Connion, previously filed.

Exhibit D	Share Purchase Agreement dated June 13, 2015, by and among Talent, the IDG Sellers, and Connion, previously filed.

Exhibit E	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Talent, Talent Wise, Moocon and Mr. Han, previously filed.

Exhibit F	Registration Rights Agreement dated July 17, 2015, by and between the Issuer and Talent, previously filed.

Exhibit G	Rollover and Support Agreement dated April 30, 2021, by and between Kidedu Holdings Limited and Talent Fortune Investment Limited, previously filed.

Exhibit H
Agreement and Plan of Merger, among Kidedu Holdings Limited, Kidarena Merger Sub and the Issuer, dated as of April 30, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K filed by the Issuer with the SEC on May 3, 2021.

Exhibit J
Termination and Settlement Agreement among Kidedu Holdings Limited, Kidarena Merger Sub, Mr. Shaoyun Han, Kidtech Limited, Ascendent Capital Partners III, L.P. and the Issuer dated as of November 15, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K filed by the Issuer with the SEC on November 15, 2021.

Exhibit K	Share Repurchase Agreement dated January 19, 2024, by and between the Issuer and Talent, filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2024

Talent Fortune Investment Limited

	By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

Talent Fortune Holdings Limited

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR China Growth Fund L.P.
By: KKR Associates China Growth L.P., its General Partner
By: KKR China Growth Limited, its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR Associates China Growth L.P.
By: KKR China Growth Limited, its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR China Growth Limited

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR Group Partnership L.P.
By: KKR Group Holdings Corp., its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Group Holdings Corp.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Group Co. Inc.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR & Co. Inc.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Management LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

Henry R. Kravis

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

George R. Roberts

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

Exhibit K

SHARE REPURCHASE AGREEMENT

Dated January 19, 2024

by and between

TARENA INTERNATIONAL, INC.

and

TALENT FORTUNE INVESTMENT LIMITED

TABLE OF CONTENTS

1.	DEFINITIONS		1
2.	AGREEMENT TO REPURCHASE SHARES; REPURCHASE PRICE; PAYMENT		4
3.	CLOSING; CLOSING DELIVERIES		5
	3.1	Closing	5
	3.2	Deliveries at the First Closing	5
	3.3	Deliveries at the Second Closing	5
	3.4	Conditions to the Obligation of the Company to Effect each Closing	6
	3.5	Conditions to the Obligation of the Selling Shareholder to Effect each Closing	6
4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		7
	4.1	Organization and Good Standing	7
	4.2	Non-Contravention	7
	4.3	Sufficient Funds; Solvency	7
	4.4	Sanctions	8
	4.5	No Other Representations and Warranties	8
5.	REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDER		8
	5.1	Authorization; Binding Effect	8
	5.2	Valid Title	8
	5.3	Non-Contravention	8
	5.4	No Continuing Rights	8
	5.5	Material Non-public Information	9
	5.6	No Other Representations and Warranties	9
6.	COVENANTS; ADDITIONAL AGREEMENTS		9
	6.1	Further Assurances	9
	6.2	Taxes	9
	6.3	Confidentiality	9
7.	TERMINATION		10
	7.1	Termination	10
	7.2	Effects of Termination	11
8.	MISCELLANEOUS		11
	8.1	Governing Law	11
	8.2	Successors and Assigns	11
	8.3	Entire Agreement	12
	8.4	Notices	12
	8.5	Amendments	13
	8.6	Specific Performance	13
	8.7	Fees and Expenses	13
	8.8	Delays or Omissions; Waivers	13
	8.9	Interpretation	13
	8.10	Counterparts	14
	8.11	Severability	14

i

8.12	Dispute Resolution	14
8.13	Only the Parties hereto shall have any obligation or liability under this Agreement	14

Schedule I
Exhibit A Form of Instrument of Transfer

ii

SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this “Agreement”) is entered into on January 19, 2024 by and between Tarena International, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) and Talent Fortune Investment Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Selling Shareholder”).

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Selling Shareholder holds and desires to sell to the Company, and the Company desires to repurchase from the Selling Shareholder, 5,119,698 Class A Ordinary Shares of par value of US$0.001 each, of the Company (all such shares, the “Repurchased Shares”), at a per share price of US$0.2, representing a total repurchase price of US$1,023,939.6 (the “Repurchase Price”) pursuant to the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

In this Agreement, unless the context otherwise requires, the following words and expressions have the meanings as follows:

“Affiliate” means, (i) with respect to a Person that is a natural person, such Person’s relatives and any other Person (other than natural persons) directly or indirectly Controlled by such Person, and (ii) with respect to a Person that is not a natural person, a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person. For the purposes of this definition, a “relative” of a Person means such Person’s spouse, parent, grandparent, child, grandchild, sibling, uncle, aunt, nephew, niece or great-grandparent or the spouse of such Person’s child, grandchild, sibling, uncle, aunt, nephew or niece.

“Agreement” has the meaning set forth in the preamble.

“Arbitration Notice” has the meaning set forth in Section 8.12.

“Business Day” means a day (other than a Saturday or a Sunday) that the banks in New York, Hong Kong, the PRC, Singapore and the Cayman Islands are generally open for business.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Company” has the meaning set forth in the recitals.

“Confidential Information” has the meaning set forth in Section 6.3(a).

“Contracts” means legally binding contracts, agreements, engagements, purchase orders, commitments, understandings, indentures, notes, bonds, loans, instruments, leases, mortgages, franchises, licenses or any other contractual arrangements or obligations which are currently subsisting and not terminated or completed (with each of such Contracts being referred to as a “Contract”).

“Control” means, with respect to any Person, the possession, direct or indirect, of the power to direct, or cause the direction of, the management or policies of such Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise, and includes the following:

(a) direct or indirect ownership of more than 50% of the voting rights of such Person; or

(b) the right to appoint the majority of the members of the board of directors of such Person (or similar governing body) or to manage on a discretionary basis the assets of such Person,

and, for the avoidance of doubt, a general partner is deemed to Control a limited partnership of which it is the general partner and, solely for the purposes of this Agreement, a fund, account or investment vehicle advised or managed directly or indirectly by a Person will also be deemed to be Controlled by such Person.

The terms “Controlling”, “Controlled by” and similar words shall be construed accordingly.

“Dispute” has the meaning set forth in Section 8.12.

“Final Payment” has the meaning set forth in Article 2.

“Finance Party” has the meaning set forth in Section 8.2(c).

“First Closing” has the meaning set forth in Section 3.1(a).

“First Closing Date” has the meaning set forth in Section 3.1(a).

“First Repurchased Shares” has the meaning set forth in Section 3.1(a).

“Governmental Authorities” means any nation, government, province, state, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any government or any political subdivision thereof, court, tribunal, arbitrator, the governing body of any securities exchange, and self-regulatory organization, in each case having competent jurisdiction.

“HKIAC” has the meaning set forth in Section 8.12.

“HKIAC Rules” has the meaning set forth in Section 8.12.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Initial Payment” has the meaning set forth in Article 2.

“Instrument of Transfer” has the meaning set forth in Section 3.2.

“Law” means any law, rule, constitution, code, ordinance, statute, treaty, decree, regulation, common law, order, official policy, circular, provision, administrative order, interpretation, injunction, judgment, ruling, assessment, writ or other legislative measure, in each case of any Governmental Authority.

 “Lien” means (a) any mortgage, charge, lien, pledge or other encumbrance securing any obligation of any Person, (b) any option, right to acquire, right of pre-emption, right of set off or other arrangement under which money or claims to, or for the benefit of, any Person may be applied or set off so as to effect discharge of any sum owed or payable to any Person, or (c) any equity, assignment, hypothecation, title retention, claim, restriction, power of sale or other type of preferential arrangement the effect of which is to give a creditor in respect of indebtedness a preferential position in relation to any asset of a Person on any insolvency proceeding of that Person.

“MNPI” has the meaning set forth in Section 5.5.

“Non-Liable Persons” has the meaning set forth in Section 8.13.

“Order” means any injunction, judgment, order, decree, stipulation or determination by or with any Governmental Authority.

“Parties” has the meaning set forth in the preamble.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise, entity or legal person.

“PRC” means the People’s Republic of China and, for purposes of this Agreement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan.

“Remaining Shares” has the meaning set forth in Section 3.2(b).

“Repurchase Price” has the meaning set forth in the recitals.

“Repurchased Shares” has the meaning set forth in the recitals.

“Sanctions” means all trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control and the United States Department of State), (b) the European Union and enforced by its member states, (c) the United Nations, (d) the United Kingdom (including without limitation Her Majesty's Treasury) or (e) any other similar Governmental Authority with regulatory authority over the Company or any of its subsidiaries from time to time.

“Second Closing” has the meaning set forth in Section 3.1(b).

“Second Closing Date” has the meaning set forth in Section 3.1(b).

“Second Repurchased Shares” has the meaning set forth in Section 3.1(b).

“Selection Period” has the meaning set forth in Section 8.12.

“Selling Shareholder” has the meaning set forth in the preamble.

“Taxes” means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, goods and services, transfer, franchise, business and occupation, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person.

“U.S.,” “US” and “United States” means the United States of America.

“US$” means United States Dollars, the lawful currency of the United States.

2.	AGREEMENT TO REPURCHASE SHARES; REPURCHASE PRICE; PAYMENT

Subject to the terms and conditions hereof, the Selling Shareholder agrees to sell to the Company, and the Company agrees to repurchase from the Selling Shareholder, the Repurchased Shares, together with the entire legal and beneficial interest in, and all rights and benefits attached or accruing to, the Repurchased Shares at the Repurchase Price.

Upon the due execution by both Parties of this Agreement, fifty (50) percent of the Repurchase Price shall be made by the Company to the Selling Shareholder’s bank account denominated in U.S. dollars, as identified by the Selling Shareholder in Schedule I attached hereto (the “Bank Account”) on or before the First Closing Date (the “Initial Payment”). The remaining fifty (50) percent of the Repurchase Price shall be made by the Company to the Bank Account on or before the Second Closing Date (the “Final Payment”), subject to the satisfaction of Section 3.2(b).

3.	CLOSING; CLOSING DELIVERIES

3.1         Closing. Closing for the sale and repurchase of the Repurchased Shares under Article 2 shall take place remotely via the exchange of documents and signatures following the satisfaction or waiver of the conditions set forth in Section 3.4 and Section 3.5 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) on the following dates:

(a)          Closing for the sale and repurchase of 2,559,849 Repurchased Shares (the “First Repurchased Shares”), being 50% of the total Repurchased Shares, (the “First Closing”) shall take place on the fifth (5th) Business Day following the date of this Agreement or at such other time as the Parties may agree in writing (the date on which the First Closing occurs, the “First Closing Date”); and

(b)          Closing for the sale and repurchase of the remaining 2,559,849 Repurchased Shares (the “Second Repurchased Shares”), being the remaining 50% of the total Repurchased Shares, (the “Second Closing”, and together with the First Closing, each a “Closing”, and together, the “Closings”) shall take place on the fifth (5th) Business Day following February 19, 2024 or at such other time as the Parties may agree in writing (the date on which the Second Closing occurs, the “Second Closing Date”, and together with the First Closing Date, each a “Closing Date”, and together, the “Closing Dates”).

3.2         Deliveries at the First Closing. On the First Closing Date:

(a)            Fifty (50) percent of the Repurchase Price, being US$511,969.8, shall be made by the Company to the Bank Account;

(b)           Against the satisfaction of Section 3.2(a), (i) each share certificate issued in the name of the Selling Shareholder in relation to the First Repurchased Shares shall be cancelled, and the Selling Shareholder shall, promptly after the Initial Payment, deliver any such share certificate issued to the Selling Shareholder in relation to the First Repurchased Shares to Conyers’ address set forth in Section 8.4 (or, where any such share certificate has been issued but has been lost, stolen or destroyed, such indemnity in respect of such lost, stolen or destroyed share certificate as the Company may reasonably request), and (ii) to the extent the share certificate delivered by the Selling Shareholder pursuant to the preceding paragraph (i) represents a number of shares greater than the First Repurchased Shares (such difference, the “Remaining Shares”), the Company shall promptly deliver to the Selling Shareholder an original of a new share certificate in the name of the Selling Shareholder representing the Remaining Shares; and

(c)         Against the satisfaction of Section 3.2(b), (i) the Selling Shareholder shall send by email a copy of the duly executed instrument of transfer, in substantially the form attached as Exhibit A to this Agreement (the “Instrument of Transfer”), in respect of the First Repurchased Shares, and (ii) the Company shall deliver to the Selling Shareholder a certified copy of the updated register of members of the Company evidencing the transfer of the First Repurchased Shares by the Selling Shareholder to the Company.

3.3         Deliveries at the Second Closing. On the Second Closing Date:

(a)           The remaining fifty (50) percent of the Repurchase Price, being US$511,969.8, shall be made by the Company to the Bank Account;

(b)           Against the satisfaction of Section 3.3(a), each share certificate issued in the name of the Selling Shareholder in relation to the Second Repurchased Shares shall be cancelled, and the Selling Shareholder shall, promptly after the Final Payment, (i) deliver any such share certificate issued to the Selling Shareholder in relation to the Second Repurchased Shares to Conyers’ address set forth in Section 8.4 (or, where any such share certificate has been issued but has been lost, stolen or destroyed, such indemnity in respect of such lost, stolen or destroyed share certificate as the Company may reasonably request), and (ii) send by email a copy of the duly executed Instrument of Transfer in respect of the Second Repurchased Shares; and

(c)          Against the satisfaction of Section 3.3(b), the Company shall deliver to the Selling Shareholder a certified copy of the updated register of members of the Company evidencing the transfer of the Second Repurchased Shares by the Selling Shareholder to the Company.

3.4        Conditions to the Obligation of the Company to Effect each Closing. The obligation of the Company to consummate the transactions contemplated by Article 2 at each Closing is subject to the satisfaction, as of each Closing Date, of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a)           The representations and warranties of the Selling Shareholder contained in Article 5 shall have been true and accurate as of each Closing Date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date);

(b)           The Selling Shareholder shall have performed and complied in all material respects with all, and not be in breach or default in any material respects under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with on or before each Closing Date; and

(c)          No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated hereby.

3.5       Conditions to the Obligation of the Selling Shareholder to Effect each Closing. The obligation of the Selling Shareholder to consummate the transactions contemplated by Article 2 at each Closing is subject to the satisfaction, as of each Closing Date, of the following conditions, any of which may be waived in writing by the Selling Shareholder in its sole discretion:

(a)            (i) (With respect to the First Closing) The Selling Shareholder having received the Initial Payment on the First Closing Date; and (ii) (with respect to the Second Closing) the Selling Shareholder having received the Final Payment on the Second Closing Date;

(b)         The representations and warranties of the Company contained in Article 4 shall have been true and accurate as of each Closing Date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date);

(c)          The Company shall have performed and complied in all material respects with all, and not be in breach or default in any material respects under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with on or before each Closing Date;

(d)          No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated hereby; and

(e)          The Company shall have delivered to the Selling Shareholder a certified copy of the board resolutions of the Company evidencing the authorizations and approval by the board of directors of the Company of the Company’s entering into of this Agreement and the transactions contemplated hereunder.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Selling Shareholder the following.

4.1      Organization and Good Standing. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Company and this Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms.

4.2        Non-Contravention. The execution, delivery and performance of and compliance with this Agreement and the consummation of the transactions contemplated hereby will not (i) result in any violation, breach or default, or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, either a default under any Contract to which the Company is a party or by which it may be bound, (ii) conflict with or result in a breach or violation in any material respect of any applicable laws or the constitutional documents of the Company, or (iii) require any prior consent or approval other than those which have been obtained.

4.3         Sufficient Funds; Solvency.

(a)          The Company has as of the date hereof and will have as of each Closing access to sufficient legally available funds to consummate the transactions contemplated by this Agreement.

(b)           The Company has as of the date hereof and will have as of each Closing sufficient distributable profits or share premium to pay the Repurchase Price in full.

(c)            The Company is solvent under the laws of the Cayman Islands as of the date hereof, and will remain solvent under the laws of the Cayman Islands immediately upon each Closing and the payment of the Repurchase Price in full.

4.4         Sanctions. The funds used to repurchase the Repurchased Shares are not derived or obtained from activities in violation of applicable Laws and regulations, including Sanctions.

4.5        No Other Representations and Warranties. The Company makes no other representations and warranties, implied or otherwise, other than those expressly set out in this Agreement.

5.	REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDER

The Selling Shareholder hereby represents and warrants to the Company the following.

5.1        Authorization; Binding Effect. The Selling Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full right, power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The Selling Shareholder has duly executed and delivered this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Selling Shareholder enforceable against the Selling Shareholder in accordance with its terms.

5.2        Valid Title. The Selling Shareholder is the lawful owner of the Repurchased Shares with good and marketable title thereto, and the Selling Shareholder has the right to sell, assign, convey, transfer and deliver the Repurchased Shares and all rights and benefits incident to the ownership thereof. Such rights and benefits are transferrable by the Selling Shareholder to the Company, free and clear of all Liens (except for those provided in the fifth amended and restated memorandum and articles of association of the Company adopted on March 3, 2014 (the “Articles”)). The repurchase and sale of the Repurchased Shares as contemplated herein will (a) pass good and marketable title to the Repurchased Shares to the Company, free and clear of all Liens (except for those provided in the Articles), and (b) convey, free and clear of all Liens (except for those provided in the Articles), any and all rights and benefits incident to the ownership of such Repurchased Shares.

5.3        Non-Contravention. The execution, delivery and performance of and compliance with this Agreement and the consummation of the transactions contemplated hereby will not (i) result in any violation, breach or default, or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, either a default under any Contract to which the Selling Shareholder is a party or by which it may be bound, (ii) conflict with or result in a breach or violation in any material respect of any applicable laws or the constitutional documents of the Selling Shareholder, or (iii) where applicable, require any prior consent or approval other than those which have been obtained.

5.4         No Continuing Rights. The Selling Shareholder acknowledges that the Repurchase Price represents the entire consideration to be paid for the Repurchased Shares and that, after the Closings, the Selling Shareholder shall have no further rights with respect to such Repurchased Shares.

5.5       Material Non-public Information. The Selling Shareholder acknowledges that the Company may be in possession of material, nonpublic information (the “MNPI”) regarding the Company that is unknown to the Selling Shareholder, and agrees that the Company has no obligation to disclose any MNPI to the Selling Shareholder. The Selling Shareholder further acknowledges that it has conducted its own investigation regarding the Company as it deemed necessary or desirable and determined to enter into and complete the transaction contemplated hereby without reliance on any representation or warranty of, or advice from, the Company other than those set out in this Agreement. The Selling Shareholder also irrevocably releases, discharges, waives and dismisses any and all claims, remedies, causes of action or suits of any kind that it now has or may hereafter have, if any, against the Company with respect to the MNPI or the non-disclosure thereof, other than in respect of fraud.

5.6       No Other Representations and Warranties. The Selling Shareholders make no other representations and warranties, implied or otherwise, other than those expressly set out in this Agreement.

6.	COVENANTS; ADDITIONAL AGREEMENTS

6.1       Further Assurances. Each Party shall use reasonable best efforts to make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required or advisable to effect the transactions contemplated by this Agreement and the Instruments of Transfer.

6.2        Taxes and Fees. Each Party shall pay all of its own taxes, costs and expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement and the transactions contemplated hereby and thereby. The Selling Shareholder shall conduct all tax filings and declarations and fully pay all taxes in connection with the sales of the Repurchased Shares hereunder which are required to be made by the Selling Shareholder under Applicable Laws in accordance with the Applicable Laws.

6.3         Confidentiality.

(a)           Each Party shall, and shall cause its Affiliates to, keep confidential any non-public material or information with respect to this Agreement and the Instruments of Transfer, any of the terms and conditions of, and the status or other facts with respect to, this Agreement and the Instruments of Transfer and the transactions contemplated hereby and thereby, including the existence of this Agreement and the Instruments of Transfer (including written or non-written information, hereinafter the “Confidential Information”). Confidential Information shall not include any information that is (a) previously known on a non-confidential basis by, or in the possession of, the receiving Party, (b) in the public domain through no fault of such receiving Party, its Affiliates or its or its Affiliates’ officers, directors or employees, (c) received from a party other than the Parties or their Affiliates, representatives or agents, so long as such party was not, to the knowledge of the receiving Party, subject to a duty of confidentiality to such Party or Affiliates or (d) developed independently by the receiving Party without reference to confidential information of the disclosing Party. No Party shall disclose such Confidential Information to any third party except in accordance with this Section 6.3. Each Party may use the Confidential Information only for the purpose of, and to the extent necessary for, performing this Agreement, and shall not use such Confidential Information for any other purposes.

(b)           Notwithstanding any other provisions in this Section 6.3, if any Party believes in good faith that any announcement or notice must be prepared or published pursuant to applicable Laws (including any rules or regulations of any relevant securities exchange or valid legal process) or information is otherwise required to be disclosed pursuant to a request or requirement of any Governmental Authority or any regulatory or self-regulatory agency or in connection with any Law or legal proceeding or process or as otherwise legally compelled (including pursuant to a deposition, interrogatory, subpoena, civil investigation or similar process), such Party may, in accordance with its understanding of the applicable Laws, make the required disclosure in the manner it deems in compliance with the requirements of applicable Laws, rules or regulations. Notwithstanding the foregoing, each Party may make any Schedule 13D filings, or amendments thereto, in respect of the Company without the prior written consent of the other Parties. In addition, each Party may disclose, subject to using reasonable efforts to narrow the scope of request, to seek a protective order, or to obtain reliable assurance of confidential treatment of disclosed information, Confidential Information to the extent required under judicial or regulatory process or in connection with any judicial process regarding any legal action, suit or proceeding arising out of or relating to this Agreement or the Instruments of Transfer.

(c)         Each Party may disclose the Confidential Information only to its Affiliates and its and its Affiliates’ partners, officers, directors, employees, agents, advisors (including, without limitation, legal, financial and accounting advisors), potential debt and equity financing sources, potential co-investors, consultants and other representatives, and representatives of any of the foregoing (together, the “Representatives”), on a need-to-know basis; provided that, none of such persons shall be deemed a Representative hereunder, and nor shall a Party have any liability for such person, unless such person has been furnished with Confidential Information hereunder; provided further that such Party shall ensure such Representatives who have been furnished Confidential Information strictly abide by the confidentiality obligations hereunder. For the avoidance of doubt, no portfolio company of the Selling Shareholder or its Affiliates shall be deemed a Representative hereunder.

(d)           Notwithstanding anything to the contrary provided elsewhere herein, none of the provisions of this Section 6.3 shall in any way limit the activities of Affiliates of Kohlberg Kravis Roberts & Co. L.P. in their businesses distinct from the private equity business, provided that the Confidential Information is not made available to employees (other than compliance personnel for compliance purposes or non-compliance personnel who are directors or officers of such affiliates for supervisory purposes) of such Affiliates of Kohlberg Kravis Roberts & Co. L.P..

7.	TERMINATION

7.1          Termination. This Agreement may be terminated at any time prior to the Closings:

(a)            by the written consent of each of the Parties;

(b)            by any Party through written notice to the other Parties if any Governmental Authority shall have enacted or issued any Law or Order or taken any other action permanently restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the transactions contemplated under this Agreement and such Law, Order or other action has become final and non-appealable; provided that a Party shall have no right to terminate this Agreement pursuant to this Section 7.1(b) if the imposition of such Law, Order or other action was caused by the breach by such Party or its Affiliate of any representation, warranty, covenant or agreement in this Agreement;

(c)          by the Company if there exists a material breach of any representation, warranty, covenant or agreement of the Selling Shareholder such that the conditions set forth in Section 3.4 would not be satisfied and such breach has not been cured, or is incapable of being cured, by such Selling Shareholder within fifteen (15) days following its receipt of written notice from the Company of such breach; or

(d)          by the Selling Shareholder, if there exists a material breach of any representation, warranty, covenant or agreement of the Company such that the conditions set forth in Section 3.5 would not be satisfied and such breach has not been cured, or is incapable of being cured, by the Company within fifteen (15) days following its receipt of written notice from the Selling Shareholder of such breach.

7.2       Effects of Termination. Upon the termination of this Agreement pursuant to Section 7.1, this Agreement (other than Article 1 and Article 8) shall become void and have no further force or effect; provided that no such termination shall relieve any Party of liability for any breach of this Agreement prior to such termination.

8.	MISCELLANEOUS

8.1         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

8.2         Successors and Assigns.

(a)           Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Parties. Except as provided in Sections 8.2(b) and (c) below, this Agreement and the rights and obligations therein may not be assigned by any Party without the written consent of the other Party.

(b)        The rights under this Agreement may be assigned or otherwise dealt with by the Selling Shareholder (including the syndication to any fund or account, managed, advised or otherwise affiliated with the Selling Shareholder or any of its Affiliates) to any Affiliate of the Selling Shareholder.

(c)            The Selling Shareholder may grant a Lien in, and assign the benefit of, its rights under this Agreement to:

(i)          any secured lender or other persons providing financial accommodation on secured terms to the Selling Shareholder or any of its Affiliates (each, a “Finance Party”); and

(ii)          any person or persons acting as security trustee or agent for a Finance Party in respect of facilities made available to the Selling Shareholder or any of its Affiliates, and the Selling Shareholder or the Finance Parties or such security trustee or agent may also, in the event of enforcement of such Lien, assign the benefit of the Selling Shareholder’s rights under this document to any purchaser or assignee from a Finance Party or such security trustee or agent (or any receiver, administrator or other controller appointed by any of them) who acquires the shares of the Selling Shareholder or all or any part of the business of the Selling Shareholder.

8.3       Entire Agreement. This Agreement, including the schedules and exhibits hereto, constitute the entire understanding and agreement among the Parties with regard to the subjects hereof and thereof.

8.4        Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) three (3) Business Days after deposit with an internationally recognized overnight courier service, postage prepaid, or (iii) when sent by confirmed electronic mail if sent during normal business hours of the recipient, and if not, then on the next Business Day, in each case properly addressed to the party to receive the same. The notice addresses for such communications shall be:

If to the Company, at:

Address:	6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China

Attention:       Xiaobo Shao
Email:            shaoxiaobo@tedu.cn

If to the Company’s Cayman Island laws adviser and company secretary, Conyers, at:

Address:	29th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong

Attention:      Alexander Doyle, Jack Yiu, Brian Wong
Email:           Alexander.Doyle@conyers.com
Jack.Yiu@conyers.com
Brian.Wong@conyers.com

If to the Selling Shareholder, at:

Address:	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Attention:       Board of directors

with a copy to:

Address:	Paul, Weiss, Rifkind, Wharton & Garrison LLP,
Suites 3601 - 3606 & 3610, 36/F, Gloucester Tower,
The Landmark, 15 Queen's Road, Central, Hong Kong

Attention:	Judie Ng Shortell
Email:	jngshortell@paulweiss.com

8.5       Amendments. Any term of this Agreement may be amended only by a written instrument executed by both the Company and the Selling Shareholder.

8.6        Specific Performance. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof or thereof, and that the Parties shall be entitled to seek specific performance of the terms hereof or thereof, in addition to any other remedy at law or equity.

8.7       Fees and Expenses. Except as otherwise provided in this Agreement, each Party shall bear its respective expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, including fees and expenses of attorneys, accountants, consultants and financial advisors.

8.8         Delays or Omissions; Waivers. No delay or omission to exercise any right, power or remedy accruing to any Party, upon any breach or default of any Party under this Agreement, shall impair any such right, power or remedy of such Party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach of default thereafter occurring. Any waiver by any Party of any condition or breach of default under this Agreement must be in writing signed by such Party and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Laws or otherwise afforded to any Party shall be cumulative and not alternative.

8.9         Interpretation. This Agreement shall be construed according to its fair language. The rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be employed in interpreting this Agreement. The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless otherwise expressly provided herein, all references to sections and schedules herein are to sections and schedules of this Agreement. Unless a provision hereof expressly provides otherwise: (i) the term “or” is not exclusive; (ii) the terms “herein,” “hereof,” and other similar words refer to this Agreement as a whole and not to any particular section, subsection, paragraph, clause, or other subdivision; (iii) the masculine, feminine, and neuter genders will each be deemed to include the others; and (iv) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

8.10      Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.11       Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use their best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly affects the Parties’ intent in entering into this Agreement.

8.12     Dispute Resolution. Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other. The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force at the time when the Arbitration Notice is submitted. The seat of arbitration shall be Hong Kong. There shall be three (3) arbitrators. The complainant and the respondent to such dispute shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration (the “Selection Period”). Such arbitrators shall be freely selected, and the parties shall not be limited in their selection to any prescribed list. The chairman of the HKIAC shall select the third arbitrator. If either party to the arbitration fails to appoint an arbitrator with the Selection Period, the relevant appointment shall be made by the chairman of the HKIAC. The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section 8.12, including the provisions concerning the appointment of the arbitrators, this Section 8.12 shall prevail. Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party. The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award. Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal. During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

8.13       Only the Parties hereto shall have any obligation or liability under this Agreement.  Notwithstanding anything that may be expressed or implied in this Agreement, no recourse under this Agreement shall be had against any current or future affiliate of the Selling Shareholder or any portfolio company of such affiliate of the Selling Shareholder, any current or future direct or indirect shareholder, member, general or limited partner, controlling person or other beneficial owner of the Selling Shareholder or any such affiliate or portfolio company of such affiliate of the Selling Shareholder, any of their respective representatives or any of the successors and assigns of each of the foregoing (collectively, “Non-Liable Persons”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any Party against any Non-Liable Person, in equity or at law, in contract, tort or otherwise, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person for any obligation of the Parties under this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation. Each Non-Liable Person shall be an express third-party beneficiary of, and shall be entitled to directly enforce, this Section.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement on the date and year first above written.

SELLING SHAREHOLDER

Talent Fortune Investment Limited

By:	/s/ Steven Codispoti
Name: Steven Codispoti
Title: Director

[Signature Page to Share Repurchase Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement on the date and year first above written.

COMPANY

Tarena International, Inc.

By:	/s/ Shaoyun Han
Name:	Shaoyun Han
Title:	Chairman of the Board of Directors

[Signature Page to Share Repurchase Agreement]

Schedule I

A.	Bank Account

Account holder: Talent Fortune Investment Limited

Account number: 2261576001

Routing number: 021000021

Name of beneficiary bank: JP Morgan Chase

Beneficiary bank SWIFT or BID code: CHASUS33

1

Exhibit A

Form of Instrument of Transfer

TARENA INTERNATIONAL, INC.
an exempted company incorporated in the Cayman Islands
(the “Company”)

SHARE TRANSFER FORM

dated ________

____________________________ (the “Transferor”), for good and valuable consideration received by it from Tarena International, Inc. (the “Transferee”), does hereby transfer to the Transferee the ________ fully paid Class A ordinary shares in the Company (of a par value of US$0.001 each) standing in the Transferor's name in the Register of Members of the Company to hold unto the Transferee, its executors, administrators and assigns, subject to the several conditions on which the Transferor held the same at the time of execution of this Share Transfer Form.

Signed by the Transferor on the date first above written:

[Name of Transferor]

By:
Name:
Title:

A-1